SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 29, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 – GEA-1

Ref.: Official Letter 301/2023/CVM/SEP/GEA-1 - Braskem - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 301/2023/CVM/SEP/GEA-1 ("Official Letter"), dated September 28, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to the News published on September 27, 2023, in the Extra newspaper, under the title “Compensation for victims of the socio-environmental disaster in Maceió threatens Braskem's billion-dollar business”, informing the following:

[....]

" The petrochemical giant is controlled by Novonor (formerly Odebrecht), with a relevant stake from Petrobras. Both companies show interest in selling their stakes, which has been disputed by companies such as Unipar and JBF, owner of JBS. But, in addition to the processes they already face in the Senate, including the investigation in a CPI, Braskem will respond to legal action outside Brazil. In the Netherlands, the action filed in 2020 at the Rotterdam court over the tragedy in Maceió is progressing, according to the English firm working on the case, Pogoust Goodthead. The CVM investigation will provide more information for the process.

[....]

The Dutch lawsuit against Braskem was filed in November 2020 in Rotterdam. The reason why the process went there is the fact that the three defendant companies that are subsidiaries of Braskem S.A., which act as the group's finance companies are also domiciled in Rotterdam, Netherlands. "The choice of the jurisdiction in which they want to sue is up to the authors of the action, being a possibility for victims affected by Braskem's mining and who were dissatisfied with the compensation solutions available in Brazil", added Ficklscherer in an interview with Market Monitor.

1

In a statement, Braskem informed that the decision handed down in the Dutch court, in the preliminary phase of the process, did not judge the merits of the individual action presented by 11 residents of Maceió. "Through its representatives, the company has been adopting the appropriate procedural measures and will continue to carry out its work diligently in Maceió, with priority given to the safety of people and the solution of damage caused by subsidence and the eviction process", informs the company.

Judges at the District Court of Rotterdam, in the Netherlands, admitted in September last year to review the billion-dollar lawsuit against Braskem, filed by residents of the five neighbourhoods affected by the subsidence of the ground, an effect attributed to the company's mining activities in the city.

'In essence, the decision is that all defense arguments presented by Braskem entities were rejected. This means, at least for now, that Dutch judges can admit our clients' demands', assesses Marc Krestin, also from the law firm Pogust Goodhead." (emphasis added).

2. In view of the above, we request a statement from the Company about the veracity of the report and, if it is, explain (i) the reasons why you understood it to not be a Relevant Fact under the terms of CVM Resolution No. 44, of 2021, (ii) as well as the reasons why the aforementioned legal action in the Netherlands was apparently not disclosed in the Company's Reference Form, in addition to commenting on other information considered important on the topic.”

In this regard, Braskem confirms that the decision given in the Dutch court, in the preliminary phase of the process, did not judge the merits of the individual action (“Individual Action”). Additionally, it is worth highlighting that the aforementioned Individual Action underway in the Dutch court against the Company is an individual action and not a collective action, with no value assigned, originally proposed by 15 authors, but which now involves only 10 residents of Maceio in its active side, which is why it does not represent materiality in the context of the Company's activities and joint dimension.

Finally, the Company clarifies that the disclosure of the Individual Action, together with several other individual actions, is contained:

(i)	In the Company's quarterly financial information and annual consolidated and individual financial statements, management notes “24.1 Lawsuits pending”, under the title “Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected”; and

2

(ii)	in the Company's 2023 Reference Form (portuguese only), item “4.7 Outras contingências relevantes”, under the title “Outras ações individuais: Indenizações relacionadas aos impactos da subsidência e a desocupação das áreas afetadas”.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, September 29, 2023.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.